VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005
OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

April 29, 2004

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the document listed on the attached Schedule A includes information that HHG has made or required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission since March 31, 2004. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the document furnished herewith are being furnished with the understanding that such letter and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

Jason K. Zachary

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1230085.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Press Release: Announcement of HHG plc regarding its completion of the sale of its 50% joint venture holding in Virgin Money Group to the Virgin Group.

File No. 82-34758

HHG PLC

SALE OF 50% SHARE IN VIRGIN MONEY GROUP

27 April 2004

HHG PLC today announced it has completed the sale of its 50% joint venture holding in Virgin Money Group (Virgin Money) to the Virgin Group for a cash consideration of £90 million. Of the consideration, £50 million was paid on completion with two further unconditional instalments of £20 million each, payable in 12 and 24 months.

At 31 December 2003, Virgin Money's assets under management amounted to £2.1 billion. It is anticipated that Henderson Global Investors will continue to manage the assets of Virgin Money until at least the end of 2005. For the 12 months to 31 December 2003, HHG reported a profit share from its Virgin Money investment of £2 million.

The sale consideration (cash and the deferred consideration) of £90 million will be used to repay a £91 million loan (including accrued interest) from Pearl Assurance plc (Pearl) shareholder fund to Virgin Money. The net sale consideration is £75 million, reflecting the discounting (for accounting purposes) of amounts receivable in future years, provisions in respect of certain indemnities given under the transaction and transaction expenses. The Embedded Value for Life Services within the HHG Group is expected to be increased by this net sale consideration of £75 million.

HHG's interest in Virgin Money was equity accounted at a consolidated level, thereby taking account of accumulated losses, and was included in HHG's Group accounts at a net book value under UK GAAP of £57 million at 31 December 2003. Based on this net book value and the net consideration of £75 million, an exceptional profit on sale of £18 million arises under UK GAAP in 2004.

The transaction will reduce the excess regulatory capital of Pearl by £34 million due to the deferred consideration. It is, however, expected to benefit the future regulatory capital position of Pearl by mitigating the potential adverse impact of proposals outlined in the Financial Services Authority's Consultation Paper 204 due for implementation in 2005.

Commenting on the disposal, HHG Chief Executive Roger Yates said: "Before the listing of HHG, we made it clear that we were exploring the potential sale of our stake in Virgin Money as a way of maximising the value of the investment. We believe this transaction is a good outcome for HHG and Virgin Money."

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information

HHG Investor Relations — +44 20 7818 5310
Gail Williamson, — Investor.relations@hhg.com
HHG Director Investor Relations

HHG Media – UK — +44 20 7269 7190
Alex Child-Villiers, Financial Dynamics
Rob Bailhache, Financial Dynamics

HHG Media – Australia — +61 2 9252 0622
Graham Canning, Cannings
Catherine Frost, Cannings

Virgin Money Media – UK — +44 (0)7710 586 091
Tony Wood

Virgin Money Media – Australia — +61 (0)400 411 148
Kirsty Lamont

Notes to Editors

About HHG

HHG PLC is a diversified investment management group that listed on the London and Australian stock exchanges in December 2003 and it is a member of both the FTSE 250 and ASX 100 indicies.

HHG consists of:

- Henderson Global Investors (Henderson), a top 10 UK-based investment manager with £71 billion of assets under management at 31 December 2003,
- Life Services – made up of the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services, which provides administration services to the life companies,
- Towry Law, the financial advisory firm.

About Virgin Money Group

- The Virgin Money Group has the exclusive worldwide licence to use the Virgin brand in retail financial services.
- In the UK, Virgin Money offers a wide range of financial products including ISAs, unit trust, personal loans, stakeholder pensions, life insurance, savings account, share dealing, home and car insurance, and credit cards.
- Virgin Money Australia launched its first product – a credit card – in May 2003, since when it has acquired more than 300,000 customers